Exhibit (h)(5)

                                  SCHEDULE 3.1
                                      FEES

                           Dated as of January 1, 2001

Annual Account Service Fees
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     Each Portfolio/Class (Classes A, B and C) * -- subject to the greater of the basis point fee listed below or the minimum aggregate fee for all equity funds within the Nvest Family of Funds (as defined below) of $10.5 million

                 Average Daily Net Assets**                  Fee
                 up to $5.7 billion                          0.184%
                 between $5.7 billion and $10.7 billion      0.180%
                 in excess of $10.7 billion                  0.175%


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Fees are billable on a monthly basis for the average daily net assets during each month. Account service fees are the higher of the basis point fees or the portfolio/class minimum.

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Monthly Minimums

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     Each Portfolio/Class (Classes A, B and C)*              $1,500

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*Class Y Shares of the Equity and Fixed Income Funds are charged an asset based, flat fee of 10 basis points.

**For purposes of calculating average daily net assets each month, all funds offered within the Nvest Family of Funds for which there are exchange privileges among the funds are included by fund type (e.g., Equity, Fixed Income, Money Market), provided, however, the net assets subject to the monthly portfolio/class minimum shown above are excluded from the net assets subject to the basis point fee. As of the date hereof, the Nvest Family of Funds consists of all series within the Nvest Funds Trust I, Nvest Funds Trust II, Nvest Funds Trust III, Nvest Cash Management Trust, Nvest Tax Exempt Money Market Trust, Nvest Kobrick Investment Trust, and Nvest Companies Trust I (Nvest AEW Real Estate Fund only)


IRA Custodial Fees
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     Annual Maintenance (payable by shareholders)            $15.00/Account

Out of Pocket Expenses
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Out-of-pocket expenses include, but are not limited to, confirmation statements, investor statements, postage, audio response, telephone, telecommunication and line charges, equipment (including imaging equipment and support), record storage, records retention, transcripts, microfilm, microfiche, disaster recovery capabilities, checks, forms (including year end forms), wire fees, mailing and tabulating proxies, sub-transfer agency fees including omnibus account fees and networking fees, costs associated with certain specialty products, systems, or services, as applicable (such as retirement plan recordkeeping, "Investor," "Voice," "FAN," and "Vision", electronic statements and electronic delivery initiatives), system conversion costs, and any other expenses incurred at the specific direction of the Fund.

Subject to each party's right to terminate this Agreement pursuant to Section 13 hereof, the Transfer Agent and the Fund agree that the fees set forth in this
Schedule 3.1 shall remain in effect for a period of one year from the date of this Agreement. Upon the expiration of such one year period, the Transfer Agent and the Fund hereby agree to negotiate in good faith such changes to this Schedule as they may deem necessary.

NVEST KOBRICK INVESTMENT TRUST              NVEST SERVICES COMPANY, INC.


BY:_______________________________          BY:________________________________
   Frederick R. Kobrick, President             Christopher L. Wilson, President